UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

STATEMENT BY SERGIO MARCHIONNE, FIAT CHIEF EXECUTIVE OFFICER

SIGNATURES

STATEMENT BY SERGIO MARCHIONNE, FIAT CHIEF EXECUTIVE OFFICER

Fiat Group has decided to move the date of the annual general meeting of shareholders to the second half of June 2005 in order to bring about a thorough updating of its corporate governance regime. As a first measure, we anticipate that the Board will be augmented by three or four independent directors. It will allow, at the same time, for the nomination of directors representing qualified minorities. The role and composition of the Audit Committee of the Board will also be reviewed to ensure full compliance with American based requirements of US listed companies. All of these measures, none of which will require a change to the Group’s bylaws, are designed to bring Fiat Group fully in compliance with the most recent and updated norms of corporate governance available in continental Europe.

Recent speculations about the fate of the 3€ billion mandatory convertible are unfounded. The Group will not request any modification to the terms of this instrument, and conversion will take place, as agreed in 2002, in September 2005.

Our discussions with General Motors relating to the conclusion of the put arrangement and industrial alliances are proceeding well and finalization and receipt of the remaining 550€ million is expected no later than May 13th 2005. Transfer of title to the intellectual property relating to diesel engines and to 50% of the Polish engine plant will occur only upon receipt of the final instalment.

We also confirm our commitment to the financial objectives set out in July 2004 and reaffirmed in February 2005 for the Group’s performance during the period 2005 to 2007. As previously stated, we see 2004 as the final year of losses for the Group, and 2005, although characterized by a difficult trading environment in the first half of the year, should close with the achievement of the objectives we have previously announced.

Turin, April 18, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 18, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney